

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2024

Matthew Krueger
Chief Financial Officer
Asset Entities Inc.
100 Crescent Ct, 7th Floor
Dallas, TX 75201

Re: Asset Entities Inc.
Registration Statement on Form S-3
Filed April 16, 2024
File No. 333-278707

Dear Matthew Krueger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Louis A. Bevilacqua, Esq.